Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000's)

	Year Ended Dec. 31, 1998	Year Ended Dec. 31, 1999	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2002	Six Months Ended June 30, 2003
EARNINGS
Income before income taxes and extraordinary item	$(920,520)	$35,030	$196,162	$361,698	$67,140	$247,358
Interest	68,249	81,052	86,256	98,321	111,280	72,800
Amortization of capitalized interest	12,240	1,047	1,226	1,784	1,804	1,101
Bond discount amortization	—	—	—	—	—	—
Loan cost amortization	2,516	3,338	3,669	4,022	4,962	3,445

Earnings	$(837,515)	$120,467	$287,313	$465,825	$185,186	$324,704

Interest expense	$68,249	$81,052	$86,256	$98,321	$111,280	$72,800
Capitalized interest	6,470	3,356	2,452	4,719	4,976	5,389
Bond discount amortization	—	—	—	—	—	—
Loan cost amortization	2,516	3,338	3,669	4,022	4,962	3,445

Fixed Charges	$77,235	$87,746	$92,377	$107,062	$121,218	$81,634

Preferred Stock Dividends
Preferred Dividend Requirements	$12,077	$16,711	$8,484	$2,050	$10,117	$9,505
Ratio of income before provision for taxes to Net Income	N/A	1.05	N/A	1.66	1.67	1.61

Subtotal—Preferred Dividends	$12,077	$17,597	$8,484	$3,411	$16,861	$15,331
Combined Fixed Charges and Preferred Dividends	$89,312	$105,343	$100,861	$110,473	$138,079	$96,965
Ratio of Earnings to Fixed Charges	—	1.4	3.1	4.4	1.5	4.0
Insufficient coverage	$914,750	$—	$—	$—	$—	$—
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	—	1.1	2.8	4.2	1.3	3.3
Insufficient coverage	$926,827	$—	$—	$—	$—	$—